United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release

AMCI Holdings Australia
Appraisal Report — Market Value
As at July 11 2007

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Rio de Janeiro, July 11, 2007.
To
Companhia Vale do Rio Doce — CVRD
Department for Development of New Businesses
Av. Graça Aranha 26 — Andar (Floor) 7
20.030-900 — Rio de Janeiro — RJ
     Ref.: Appraisal Report — AMCI HA’S Market Value
     Dear Sirs and Madams,
     According to your request, we have carried out a market value appraisal equivalent to 100% (one hundred per cent) of the shares of AMCI Holdings Australia, within the technical concepts described in our report, pursuant to premises known by and discussed with the company’s administrators and projections of the international coal market.
     Should you have any further question, do not hesitate to ask.
     Regards,
     ACAL CONSULTORIA E AUDITORIA S/S
     CRC-RJ (Regional Accounting Council) Number 1.144

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CVRD — Companhia Vale do Rio Doce
Appraisal Report–Market Value –AMCI HA’s shares

AMCI Holdings Australia
Appraisal Report — Market Value

			Page
I	-	SCOPE AND LIMITATIONS	3

II	-	WORK METHODOLOGY	6

III	-	PROFITABILITY ANALYSIS	8

IV	-	PROSPECTIVE ANALYSIS	8

V	-	APPRAISAL VALUE	10

ANNEXES

I	Calculation of Market Value of Broadlea North Open Cut

II	Calculation of Market Value of Isaac Plains

III	Calculation of Market Value of Carborough Downs

IV	Calculation of Market Value of Integra

V	Sensitivity of the Discount Rate

VI	Operating Aspects of Projects

VII	WACC Determination Statement

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CVRD — Companhia Vale do Rio Doce Appraisal Report –Market Value –AMCI HA’s shares
I — SCOPE AND LIMITATIONS
1.1 — Introduction
     As per the request of Companhia Vale do Rio Doce — CVRD, we have carried out an appraisal of the operations of AMCI Holdings Australia {AMCI HA), with the purpose of calculation, determination, and economic rationale of the fair market value of 100% of this company’s issued shares, based on preliminary studies already conducted by its administrators and consultants, as well as on research and studies developed by us specifically for this objective.
     The concepts and technical standards used in this service correspond to the ones usually applied and accepted by the market, in similar services. Some adjustments had to be made in order to meet the peculiarities of the company involved, but without impairing the final result.
     The operation in question is the acquisition, by CVRD, of 100% (a hundred per cent) of AMCI HA’S issued shares. The purpose of our appraisal is to determine the “fair market value” of these securities, according to the industry’s usual concepts and parameters.
     Since it is an uncommon operation, involving a specialized activity and with restricted application, we have used concepts and modeling based not only on the classic literature of economic appraisal works, but also on parameters and information that we have confirmed, independently, with our correspondents in Australia.
1.2 — Scope
     The service was carried out in our office and by means of verification with CVRD’S team, with information supplied by the company and with a data based, records and documents requested and examined by us, considering the characteristics of the asset under analysis.
     The basic technical course was:

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CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market Value -AMCI HA’s shares
a) Data Base
     The data requested for analysis were all the information used in the analysis process of the acquisition in question, as well as the analytical data used to project the results of the project.
     A set of data was provided for analysis, making it possible to format projections of future results for the 4 main projects in which AMCI HA participates, specially the coal production volumes and sale scenarios of this production.
     it was possible to obtain various other elements in meetings and discussions with CVRD’S administrators, with the purpose of forming an adequate basis of understanding.
b) Conceptual Definition of the Business
     AMCI HA controls and operates “unincorporated joint venture” assets, which is equivalent to the consortium legal entity, in the Brazilian legislation. Currently, the society has interests in 4 projects already in operation (sec table below) and in some other exploration assets. The table of current operating projects is:

Project	Production (*)	% Interest
Integra Coal	4.9 Mta	61,20
Carborough Downs	3.8 Mta	80,00
Isaac Plains	2.9 Mta	50,00
Broadlea North Open Cut	0.5 Mta	100,00

(*)	Production project from 2009/2010 on wards.
     The legal entity also has interests, from 50 to 100%, in exploration assets.
     It is important to highlight that some technical-conceptual considerations are critical in this kind of study. The operating premises were based on reports and studies prepared by consultants specialized in the coal mining industry and, consequently, they are not part our work scope, but they form the fundamental basis for preparation of future result projections of the projects. We have fully reviewed, confirmed and calculated again the financial premises, which guarantee the composition of projected results, using different methodologies.

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CVRD — Companhia Vale do Rio Doce Appraisal Report — Market Value –AMCI HA’s shares

     By matching the operating data with the financial premises of projects, we have established the essential premises of the operation in question, in order to create the economic model to support the determination of the market value of shares.
     The determination of premises inevitably takes into consideration the following elements:
1.	Projection of the Australian currency (A$) conversion rate against the US dollar (US$), considering that this is CVRD’S financial consolidation currency. The sources that provided information for determining the ideal exchange rate were: ABN Amro, Cannacord Adams, Citigroup, JPMorgan and UBS.

2.	Production capacity of mines and their operation cycle. Since each one of the projects (mines) is in a different production and operation stage, all investments necessary to the maintenance of the revenue generation source were calculated to establish an adjustment in the free cash flow.

3.	Discount rate (equivalent to the weighted average cost of capital — WACC) for equivalent assets and risks. The appraisal studies considered some scenarios testing the sensitivity of the business model. The most likely rate was determined in alignment with the ones practiced for similar operations. The percentage calculation statement of WACC is shown in Annex VII.

4.	Tax benefits for the opportunity of considering the assets depreciable at their market value. The data and applicable methodology for determining this benefit were confirmed with one of our correspondents in Sydney — Australia,
     In ANNEX V, we present the description of the main operating aspects of each project.
1.3 — Limitations
     It is important to highlight the limitations imposed on this type of service, as follows:
a)	The data analyzed did not pass through any type of systemic checking, that is, we did not audit these data. Our analysis was based on opinions issued by other independent consultants; and

b)	There was no physical confirmation of rights, properties or obligations for external checking of values presented.
     Within the scope of our work, these limitations do not prevent or restrict our capacity of expressing opinions about the final result, that is, of giving opinion about the market value of AMCI HA’S issued shares.

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CVRD — Companhia Vale do Rio Doce
Appraisal Report — Market Value –AMCI HA’s shares

II - WORK METHODOLOGY
II. 1 — Technical Considerations
     The difficulties for application of classic appraisal procedures in this work are directly related to the peculiarities involved in an appraisal of future profitability expectation, within an industry with countless specific characteristics. It is also important to consider that the operation of the projects require significant investments for keeping the production capacity. Within the concepts adopted in this appraisal, the financing for re-investment in the maintenance of the production capacity of the projects must originate within the operation profitability itself. In other words, the operation revenue value must generate enough resources so that the owner of the projects will be able to keep them in operation.
     The appraisal object is AMCI HA’S market value, measures by its shares. However, AMCI HA’S value can only be calculated based on specific appraisals of each one of the projects in which the entity takes part as in a “consortium”. Therefore, all considerations and calculations were made in order to identify, in every project, the market value for each one of the joint ventures. Then, only with the individual value established, it was possible to consolidate the results and insert or subtract items considered generic.
II.2 — Methodology Used
     The methodology agreed considers the appraisal of the fair market value of AMCI HA’S issued share, based on the Discounted Cash Flow (DCF) concept. This concept, according to Tom Copeland, Tim Koller and Jack Murrin, in the book “Valuation — Measuring and Managing the Value of Companies” — John Wiley & Sons, Inc. — Publishing House, is based on the simple understanding that an investment adds value if it generates return on invested capital greater than another investment of equal risk. Additionally, for a given level of earnings, the company that generates greater return rates (positive cash flow) will demand less investment of new funds and, consequently, it will generate greater financial availability and greater added value to the business itself.

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CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market Value –AMCI HA’s shares

7
     Our work approach consisted of considering that the market value of the Shareholders’ Equity (represented by 100% of issued shares) of AMCI HA, must be equivalent to the operation value for each one of the projects, individually. This project is defined as being equal to the present value of free cash flows expected in the future, for a term equivalent to the working life of each project. The determination of the present value for business operations, based on the expectation of future profitability, using the methodology of adjustment to present value of expected free cash flows, was and keeps on being widely used for defining the acquisition price of companies, as well as “Mergers and Acquisitions” operations, in all sectors of the world economy. This fact shows the adequacy of the said method for determining the acquisition price of equity interests, based on the future profitability expectation and, consequently, for determining the fair expected value for return on the investment
     It is important to remember the definition of Free Cash Flow (FCF) given by Aswarth Damodaran, in his book Avaliação de Investimentos — Ferramentas e Técnicas para a Determinação do Valor de Qualquer Ativo — Editora Qualitymark (2005), (Investment Appraisal — Tools and Techniques for Determining the Value of Any Asset — Qualitymark Publishing House — 2005), as follows:
“Investors in an asset receive a residual right on the asset cash flows, that is, they have the right to any exceeding cash flaw, after settlement of all financial obligations, including payment of debts, and after the company’s re-investment needs are met. Therefore, the shareholder’s cash flow is the existing cash flow after payment of any operating expense, interest and the principal, and any capital disbursement necessary for maintaining the growth rate of the projected cash flows. ”
     In this work, considering that the re-investments for maintaining the production source – project operation – must, by conceptual definition, be financed by the profitability of the business itself, we have adopted, as a parameter, that the market value must consider the economic and financial result to the project owner, equivalent to his interest. In other words, the work approach considered that the market value is equivalent to the operation value of the project, in the proportion of AMCI HA’S interest, which, on its turn, is equal to the present value of free cash flows projected in the future in the same proportion.
     Although no capital reimbursement deduction was projected, we adopted the criterion of deducting this effect from the discount rate of the cash flow, based on a level of real interest rates practiced by the market for companies of the same size, and comparable credit tradition, compensating an indirect reimbursement to be obtained with the investment of free cash flows that will be generated during the period.
     The discount rate used, at the average point of the rate interval established, was determined as 7.8% per annum (seven point eight per cent a year).

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CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market Value –AMCI HA’s shares

III - PROFITABILITY ANALYSIS
     The base for the generation of results (extraction and trading of output in the mines) is not linear and, therefore, does not admit a retrospective review that may serve as a basis for a prospective exercise. The most relevant projects, although already in the initial operation phase, have not yet reached optimum points in capacity output, and, therefore, looking at the past performance would distort the actual result expected in these ventures.
IV - PROSPECTIVE ANALYSIS
IV. 1 Introduction
     Based on assumptions on the future status of each one of the projects in production, prepared by the board of directors and consultants, and having in mind that the control on the expenses evolution must by a management priority, we present in Annexes I to IV the results projections for the expected useful life of each one of them.
     The assumptions adopted for the projection were as follows:
➢ Revenues — Follow the evolution of the output capacity of each project and the international price trend for its trading;

Cost/Expenses — Within normal market levels for operations with compatible technical and operational characteristics;

➢ Exchange Rate — The parities are demonstrated in the Annexes. The linear projection is in US$0,70 for each A$1.00, for prospective periods from 2009. The current rate (2007) is of A$0,78 per US$1.00; and

➢ Discounted Free Net Cash Flow — Rate with discount in actual US$ established in 7.8% a year
         The operational projects direct appraisal summarized table is shown as follows (Amounts in thousands):

Description	A$	US$
Value of AMCI Projects discounted from the present value
Integra	283,388	221,043
Carborough Downs	276,080	215,342
Isaac Plains	104,050	81,159
Broadlea North Open Cut	39,744	31,000

First Sub Total – pure DCF	703,263	548,544

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CVRD – Companhia Vale do Rio Doce Appraisal Report – Market Value –AMCI HA’s shares
     Besides the direct values of the Discounted Cash Flow, summarized in the table above, we also consider that the inclusion (exclusion) of assets related to the exploration projects, of taxation benefits resulting from the modeling of the purchase operation, of distribution of the holding’s overhead (“overheads”,) of the cash balance available and of the value of the debt taken up as shown below (values in thousands):

Description	A$	US$
Adjustment of the depreciation reset (benefit of tax reduction)	131,519	102,585
Exploration assets (addition of assets)	120,000	93,600
Cash balance (addition of assets)	10,400	8,112
Upsides	129,668	101,141
Adjustments in the Cash Flow	(43,406)	(33,857)

Second Sub Total — Values of the adjustment	348,181	271,581
     The value of the upsides is related to potential earnings with the exploration assets not included in the table above, productivity earnings and possibility of total use of depreciation reset. The main items which compose this title are as follows:

Description	A$	US$
Sterilization of the plant Carborough Downs	20,000	15,600
Productivity	10,000	7,800
Exploration assets	60,081	46,863
Total use of depreciation reset	39,587	30,878

Total of “upsides”	129,668	101,141
     In summary, the appraisal has considered the table as follows (values in thousands):

Description	A$	US$
Value of AMCl Projects discounted from the present value	703,263	548,544
% of representativeness in the total of the appraisal	66,9%	66,9%
Adjustment of items above not considered	348,181	271,581
% of representativeness in the total of the appraisal	33,1%	33,1%

Attributable value to the business	1,051,444	820,125
(-) Debt taken over	(164,000)	(127,920)

Value of the appraisal	887,444	692,205

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CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market Value –AMCI HA’s shares

     The sensitivity tests to the discount rate (See ANNEX VI) show that the variations are not relevant and significative for the final pricing. A variation of up to 1%, in absolute terms, in the total composition of the discount rate, have an impact on the final price of no more than 6% and was used only to define a value range.
V – VALUE OF APPRAISAL
     As a result of the examinations and works performed, we present the conclusion of our appraisal on the fair market value for the acquisition of 100% (one hundred percent) of the issued stocks of AMCl Holdings Australia, based on the criteria of discounted cash flow.
     In conclusion, we appraised the market value of these securities at a minimum of A$843.000 thousands (eight hundred and forty three million Australian dollars) and a maximum of A$941,000 thousands (nine hundred and forty one million Australian dollars), equivalent to a minimum of US$658,000 thousands (six hundred and fifty eight million North American dollars) and a maximum of US$734,000 thousands (seven hundred and thirty four million North American dollars).
     This is our written report and opinion.
Rio de Janeiro,
11 July, 2007.
ACAL CONSULTORIA E AUDITORIA S/S
CRC-RJ 1.144
CÍCERO AUGUSTO OLIVEIRA DE ALENCAR
Partner in Charge
CRC-RJ 026,938/0-3 — Accountant

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CVRD – Companhia Vale do Rio Doce
Appraisal Report– Market Value–AMCI HA’s shares
Broadles
North
Open Cut

Cash Flow Projection — Amounts Expressed in thousands	ANNEX I
Discount Rate 7,80%

				Working	Generation	Exchange	Generation
	EBITDA	CAPEX	Taxes	Capital	of Free Cash	Rate for	of Free Cash	DCF
Year	A$	A$	A$	A$	A$	US$	US$	US$
2007	26.352	(337)	(5.914)	0	20.101	0,7350	14.774	14.774
2008	23.404	(874)	(7.173)	2.474	17.831	0,7150	12.749	11.827
2009	12.979	(200)	(4.575)	852	9.056	0,70	6.339	5.455
2010	168	(200)	(947)	1.053	74	0,70	52	41
2011	(2.143)			190	(1.953)	0,70	(1.367)	(1.012)
2012				(176)	(176)	0,70	(123)	(85)

	60.760	(1.611)	(18.609)	4.393	44.933		32.424	31.000
					Spot exchange rate used by the modeling			0.78
							DCF in A$	39.744

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CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market–AMCI HA’s shares
Isaac
Plains

Cash Flow Projection — Amounts Expressed in thousands	ANNEX II
Discount Rate 7,80%

				Working		Generation of	Exchange	Generation of
	EBITDA	CAPEX	Taxes	Capital	Royalities	Free Cash	Rate	Free Cash	DCF
Year	A$	A$	A$	A$	A$	A$	for US$	US$	US$
2007	(3.581)	(7.266)	0	0	0	(10.847)	0,7350	(7.973)	(7.973)
2008	25.424	(48.484)	(4.177)	(2.681)	0	(29.918)	0,7150	(21.391)	(19.844)
2009	43.252	(4.815)	(10.408)	(1.471)	0	26.558	0,70	18.591	15.998
2010	47.343	(100)	(12.940)	336	0	(33.967)	0,70	23.777	18.980
2011	45.921	(100)	(12.925)	117	0	33.013	0,70	23.109	17.112
2012	36.009	(100)	(10.586)	823	(475)	25.671	0,70	17.970	12.344
2013	24.293	(100)	(7.098)	955	(2.707)	15.343	0,70	10.740	6.844
2014	22.779	(100)	(5.338)	124	(2.620)	14.845	0,70	10.392	6.143
2015	26.211	(100)	(5.847)	(282)	(2.997)	16.885	0,70	11.890	6.519
2016	15.652	(1.000)	(3.617)	871	(1.696)	9.610	0,70	6.727	3.422
2017	14.542	(100)	(2.826)	88	(1.756)	9.948	0,70	6.964	3.286
2018	23.399	(100)	(4.817)	(728)	(2.663)	15.091	0,70	10.564	4.624
2019	25.445	(100)	(5.729)	(168)	(2.917)	16.531	0,70	11.572	4.699
2020	9.251	(100)	(2.110)	1.333	(1.256)	7.118	0,70	4.983	1.877
2021	10.893	(100)	(1.614)	(137)	(1.356)	7.686	0.70	5.380	1.880
2022	7.776	(100)	(1.132)	256	(1.020)	5.780	0,70	4.046	1.311
2023	611	(100)	(222)	589	(132)	746	0,70	522	157
2024	3.533	(100)	0	(239)	(479)	2.715	0,70	1.901	530
2025	6.665	(100)	0	(258)	(946)	5.361	0,70	3.753	971
2026	19.658	(100)	(3.076)	(1.068)	(2.312)	13.102	0,70	9.171	2.201
2027	0	0	(1.025)	1.616	(89)	502	0,70	351	78

	405.076	(63.765)	(95.487)	(596)	(25.421)	219.807		153.036	81.159
						Spot exchange rate used by the modeling			0.78
								DCF in A$	104.050

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CVRD — Companhia Vale do Rio Doce
Appraisal Report – Market–AMCI HA’s shares
Carboroug
is Downs

Cash Flow Projection —Amounts Expressed in thousands	ANNEX III
Discount Rate 7,80%

				Working		Generation of	Exchange	Generation of
	EBITDA	CAPEX	Taxes	Capital	Royalities	Free Cash	Rate	Free Cash	DCF
Year	A$	A$	A$	A$	A$	A$	For US$	US$	US$
2007	40.531	(10.298)	(8.954)	0	0	21.279	0,7350	15.640	15.640
2008	14.156	(48.486)	(5.165)	5.595	0	(33.900)	0,7150	(24.239)	(22.485)
2009	22.053	#######	(1.203)	(652)	0	(165.471)	0,70	(115.830)	(99.674)
2010	129.448	(5.873)	(24.678)	(8.827)	0	90.070	0,70	63.049	50.329
2011	128.261	(29.700)	(31.758)	98	0	66.901	0,70	46.831	34.678
2012	76.327	(6.336)	(19.603)	4.286	0	54.675	0,70	38.273	26.290
2013	71.926	(9.724)	(14.391)	345	0	48.156	0,70	33.709	21.480
2014	71.489	(9.548)	(13.564)	36	0	48.413	0,70	33.889	20.032
2015	140.173	(32.890)	(27.650)	(5.645)	(466)	73.522	0,70	51.465	28.221
2016	119.836	(14.402)	(27.061)	1.698	(11.260)	68.811	0,70	48.468	24.501
2017	133.758	(9.724)	(25.442)	(1.171)	(13.700)	83.721	0,70	58.605	27.653
2018	122.396	(9.284)	(21.692)	934	(12.987)	79.367	0,70	55.557	24.318
2019	139.116	(8.536)	(23.387)	(1.374)	(14.881)	90.938	0,70	63.657	25.847
2020	92.061	0	(13.361)	3.888	(11.614)	70.974	0,70	49.682	18.713
2021	0	0	(2.422)	7.546	(720)	4.404	0,70	3.083	1.077

	1.301.531	#######	(260.330)	6.757	(65.628)	601.860		421.538	196.622
						Spot exchange rate used by modeling			0.78
								DCF in A$	252.080
								Finance Lease in
								A$	24.000
									276.080

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CVRD—Companhia Vale do Rio Doce
Appraisal Report–Market Value–AMCI HA’s shares
Integra

Cash Flow Projection—Amounts Expressed in thousands	ANNEX IV
Discount Rate 7,80%

				Working	Generation of	Exchange	Generation of
	EBITDA	CAPEX	Taxes	Capital	Free Cash	Rate	Free Cash	DCF
Year	A$	A$	A$	A$	A$	For US$	US$	US$
2007	8.512	(4.988)	(1.849)	0	1.675	0,7350	1.231	1.231
2008	77.915	(10.043)	(17.940)	(4.849	45.083	0,7150	32.234	29.902
2009	76.219	(12.264)	(22.533)	127	41.549	0,70	29.084	25.028
2010	62.321	(15.677)	(18.965)	1.167	28.846	0,70	20.197	16.119
2011	40.803	(13.970)	(12.755)	1.761	15.839	0,70	11.087	8.210
2012	50.942	4.422	(13.259)	(720)	32.541	0,70	22.779	15.647
2013	32.828	(4.018)	(9.834)	1.328	20.304	0,70	14.213	9.057
2014	36.250	(9.471)	(9.005)	(258)	17.516	0,70	12.261	7.248
2015	50.351	(5.027)	(12.238)	(1.053)	32.033	0,70	22.423	12.295
2016	65.933	(5.398)	(16.608)	(1.127)	42.800	0,70	29.960	15.240
2017	63.769	(3.917)	(17.113)	160	42.899	0,70	30.029	14.170
2018	69.193	(3.736)	(17.989)	(433)	47.035	0,70	32.925	14.412
2019	59.606	(4.140)	(16.006)	753	40.213	0,70	28.149	11.430
2020	52.945	(3.534)	(13.527)	521	36.405	0,70	25.484	9.599
2021	57.232	(3.501)	(13.663)	(326)	39.742	0,70	27.819	9.720
2022	69.744	(2.601)	(16.420)	(929)	49.394	0,70	34.856	11.298
2023	49.665	(3.871)	(11.872)	1.584	35.506	0,70	24.854	7.473
2024	18.924		(6.777)	2.920	15.067	0,70	10.547	2.942
2025			(14.19)	1.551	132	0,70	92	24

	943.152	(110.578)	(249.772)	2.177	584.979		410.220	221.043
					Spot exchange rate used by modeling			0.78
							DCF in A$	283.388

Rio de Janeiro	Sãn Paulo	Curitiba	Macaé

CVRD–Companhia Vale do Rio Doce
Appraisal Report–Market Value–AMCI HA’s shares

Sensitivity of the Discount Rate	ANNEX V

	Discount
	Rate
(in A$ thousands)	6,8%	7,8%	8,7%

Value of AMCI Project—adjusted to present value
Integra	303.709	283.388	266.880
Carborough Downs	301.429	276.080	255.316
Isaac Plains	112.149	104.050	97.385
Broadlea North Open Cut	39.965	39.744	39.549

First Sub Total —pure (net) DCF	757.251	703.263	659.129
% of representativeness in the appraisal total	68,5%	66,9%	65,4%
Sensitivity on the partial value of appraisal	7,68%	100,00%	-6,28%
Depreciation reversal adjustment (tax reduction Benefit)		131.519
Exploration accommodation (addition of assets)		120.000
Cash balance (addition of assets)		10.400
Upside		129.668
Cash Flow Adjustments		(43.406)

Second Sub Total—Adjusted Balances		348.181
% of representativeness in the appraisal total	31,5%	33,1%	34,6%

Amount attributable to business	1.105.432	1.051.444	1.007.310
(-) Debt incurred		(164.000)

Appraisal value	941.432	887.444	843.310
Sensitivity on the partial value of appraisal	6,08%	100,00%	-4,97%
Appraisal value in US$	734.317	692.206	657.782

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CVRD-Companhia Vale do Rio Doce
Appraisal Report-Market Value-AMCI HA’s shares
ANNEX VI
MAIN OPERATIONAL ASPECTS OF THE PROJECTS
V.1 — INTEGRA COAL
•	JV has four partners (NSC 3,6%, JFE 3,6%, Posco 3,6%, and Toyota 28%)

•	Assets located in Hunter Valley, in New South Wales

•	Output capacity of 5.2Mt in the year 2007/08, being the AMCI interest of 3.2 Mt, and 4.9Mt in the year 2009/10, with AMCI interest equal to 3.0Mt

•	Composed of an underground mine, open-air mine, washing plant (CHPP) and loading infrastructure

•	It produces Semi-Hard CC (46%*), Semi-Soft CC (29%*) and Thermal Coal (26%*)

•	Underground mine useful life higher than 15 years, and the open-air mine of 7 years (with potential for expansion for another 8 years)

•	Long-term trading agreements with off-takers (NSC, JFE and Posco)
V.2-CARBOROUGH DOWNS
•	JV has four partners (NSC 5%, JFE, Posco, and Tata) each with an interest of 5%

•	Assets located in Central Queensland

•	Operation in the process of ramp-up reaching full capacity of 3.8 Mt as of 2009/10, being the AMCI HA interest of 3.0Mt

•	Underground mine, with Longwall installation after 2 years of operation, washing plant (CHPP) and loading infrastructure

•	Hard CC (65%*) and PCI (35%*) Output

•	Underground useful life highter than 15 years

•	Long-term agreements with off-takers (NSC, JFE and Tata)

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CVRD –Companhia Vale do Rio Doce
Apprasial Report – Market Value – AMCI HA’s shares
V.3 — ISAAC PLAINS
•	JV and assets operations have shared control with Aquila (50-50%)

•	Operation in the process of ramp-up reaching full capacity of 2.9Mt as of 2009/10, being the AMCI HA interest of 1.5Mt

•	Assets located in Central Queensland

•	Composed of an open-air mine, washing plant (CHPP) and loading infrastructure.

•	Production of Semi-Hard CC (27%*), PCI (41%*) and Thermal Coal (32%*)

•	Mine useful life equal to 17 years
V.4 — BROADLEA NORTH
•	JV fully controlled by AMCI HA

•	Output capacity of 0,5Mt as of 2010*

•	Assets located in Central Queensland

•	Composed of open-air mine

•	Production of Hard CC (45%*) and Thermal Coal (55%*)

•	Estimated mine useful life in 3 years

•	Uses Carborough Downs’s treatment facilities
V.5 — EXPLORATION ASSETS
•	30 exploration assets located in Queensland

•	2 assets in a more advanced stage: Ellensfield (100%) and Peak Down East (50%)

•	Ellensfield: located to the north of Broadlea mine

•	Peak Down East: located to the east of Peak Downs (BHP)

Rio de Janeiro	Sãn Paulo	Curitiba	Macaé

CVRD – Companhia Vale do Rio Doce
Appraisal Report – Market Value – AMCI HA’s shares
ANNEX VII
WACC VALUE CALCULATION
     The considerations for determining the discount rate (WACC) included two different confirmation methods. The first one consisted of structuring a rate from Macro-economic data that were summarized in the tables below.

WACC Composition (based on A$)		SOURCE
Basic return — Cash rate target	6,25%	Reserve Bank of Australia
Projected inflation Australia	2,20%	Australian Bureau of Statistics
Country risk Australia	0,50%	Standard & Poors

	8,95%

WACC Composition (based on US$)		SOURCE
Basic Return — US Treasury Bill	5,05%	US Department of the Treasury
Projected inflation— USA	2,70%	US Department of Labor
Country risk Australia	0,50%	Standard & Poors

	8,25%

     The second one was to to seek comparable transactions to determine the indicators used, with the purpose of determining the compatibility of industry trends. A summary or compared operations is described as follows:

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CVRD– Companhin Vale do Rio Doce
Appraisal Report–Market Value–AMCI HA’s shares

Empresa	Equity Research	Data	Moeda	WACC(termosreais)
Centennial Coal (CEY)	Goldman Sachs	30/01/2007	AUD	8,2%
Centennial Coal (CEY)	UBS	30/01/2007	AUD	7,3%
Centennial Coal (CEY)	ABN-AMRO	31/01/2007	AUD	7,8%
Centennial Coal (CEY)	Wilson HTM	30/01/2007	AUD	7,3%
Centennial Coal (CEY)	Citigroup	16/11/2007	AUD-Real	6,7%

	Média			7,5%

Felix Resources (FLX)	Goldman Sachs	16/01/2007	AUD	9,2%

Gloucester Coal (GCL)	Wilson HTM	25/01/2007	AUD	7,3%
Gloucester Coal (GCL)	ABN-AMRO	25/01/2007	AUD	7,6%
Gloucester Coal (GCL)	UBS	25/01/2007	AUD	7,3%
Gloucester Coal (GCL)	Citigroup	25/10/2006	AUD-Real	8,1%

	Média			7,6%

Macarthur Coal (MCC)	Goldman Sachs	16/01/2007	AUD	8,6%
Macarthur Coal (MCC)	Morgan Stanley	30/01/2007	AUD	8,1%
Macarthur Coal (MCC)	Citigroup	26/10/2006	AUD-Real	6,7%

	Média			7,8%

New Hope Corp (NHC)	ABN-AMRO	26/09/2006	AUD	8,6%

Coal & Allied (CNA)	UBS	29/01/2007	AUD	7,3%
     All rates above are described in Australian dollars and in order to adjust them to North American dollars, we adopted the option to exclude from the macro-economical estimates the rate which is equivalent to the country risk (0.50%).
     Therefore, the weighing of a minimum and maximum WACC in North American dollars, for the whole group, by means of use of averages for each comparable company would be:
Centennial Coal: 7,0%
Felix Resources: 8,7%
Gloucester Coal: 7,1%
Macarthur Coal: 7,3%
New Hope Corp: 8,1%
Coal & Allied: 6,8%
     This gap (6.8% to 8.7%) may be the gap of values of the appraisal, and it is important to mention that we use 7.8% as an average index of the current market practice.

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*****

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 1, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations